News for Immediate Release

Electrovaya to Exhibit at PROMAT 2023 on March 20-23 in Chicago, IL

Toronto, Ontario - March 14, 2023 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, is exhibiting in PROMAT 2023 to showcase its Lithium-ion ceramic technology and battery solutions for the material handling industry. The conference is occurring from March 20-23, 2023 at the McCormick Place in Chicago, IL.

Electrovaya will exhibit its lithium ion battery system product lines, which are currently powering several thousand material handling vehicles. Electrovaya's battery systems, based on our proprietary Infinity battery technology, offer superior safety and cycle life and thus provide sophisticated commercial customers with the lowest overall cost of ownership.

Electrovaya invites attendees of the PROMAT 2023 conference and exhibition to visit Electrovaya at Booth S2315. To set up a meeting directly with Electrovaya's team at PROMAT 2023, please email sales@electrovaya.com.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.